FOIA Confidential Treatment Request
The entity requesting confidential treatment is
VistaPrint Limited
Canon’s Court, 22 Victoria Street
Hamilton HM12 Bermuda

VistaPrint Limited

Canon’s Court, 22 Victoria Street

Hamilton HM12

Bermuda

February 26, 2007

BY ELECTRONIC SUBMISSION

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E., Mail Stop 3561

Washington, D.C. 20549

Attention:	Linda Cyrkel
Claire Erlanger
Lyn Shenk

Re:	VistaPrint Limited
Form 10-K for the fiscal year ended June 30, 2006 (the “Form 10-K”)
Filed September 13, 2006
File No. 000-51539

Ladies and Gentlemen:

This letter is being submitted on behalf of VistaPrint Limited (the “Company”) in response to the comments provided to the Company in a letter (the “Letter”) dated January 10, 2007 from Linda Cyrkel, Branch Chief of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to Mr. Harpreet Grewal, Chief Financial Officer of the Company. The responses are keyed to the numbering of the comments in the Letter and to the headings used in the Letter.

Form 10-K for the year ended June 30, 2006

Risk Factors, page 30

February 26, 2007

1.	You derive a portion of your revenues from referral fees for memberships in discount programs that provide savings on shopping, entertainment, dining out, movies and travel. Please tell us the amounts of revenue you recognized from such referral fees in each of the last three fiscal years and latest interim period. In addition, please tell us, and revise your accounting policies to disclose, how you account for such referral fees.

Rule 83 Confidential Treatment Request by the Company

Request #1

Response:

The amount of revenue the Company recognized from referral fees in each of the last three years and latest interim period is as follows (in millions) 1:

	Referral Revenue	Total Consolidated Revenue
Fiscal Year 2004	**	$58.8
Fiscal Year 2005	**	$90.9
Fiscal Year 2006	**	$152.1
Six month period ended December 31, 2006	**	$114.0

The Company is a party to contracts with merchants pursuant to which it earns referral fees. The terms and conditions of these arrangements include provisions such as payments terms, fee structures and business tracking processes. The Company recognizes revenue on these transactions in accordance with its revenue recognition policies, which are set forth below. Generally, the revenue is recognized at the time that a prospect referred by the Company completes a transaction with the merchant and all other revenue recognition criteria set forth below are satisfied. At the end of each month, the Company bills its referral merchants for amounts due under the contract. The Company does not receive upfront payments from its referral merchants, nor are there any guaranteed minimums that must be achieved before earning a referral fee. All fees earned through these arrangements are tracked either by the Company’s internal systems or by merchant verification mechanisms.

[1]

The Company respectfully requests that the redacted information contained in Response 1 be treated as confidential information and that the Commission provide timely notice to Lawrence A. Gold, Esq., Senior Vice President and General Counsel of the Company, 100 Hayden Avenue, Lexington, MA 02421, (781) 890-8434, before it permits any disclosure of the redacted information contained in Response 1.

February 26, 2007

The Company has previously disclosed its revenue recognition policy for referral fees in its Form 10-K for the period ended June 30, 2006 in both the Management’s Discussion and Analysis of Financial Condition and Results of Operations and in the notes to the consolidated financial statements. The pertinent sections have been included below:

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Excerpt from Critical Accounting Policies and Estimates

“We also generate revenue from order referral fees paid to us by merchants for customer click-throughs to merchant websites. Revenue generated from order referrals is recognized in the period that the click-through impression is delivered provided that there is persuasive evidence of an arrangement, the fee is fixed or determinable, we have no significant remaining obligations and collection is reasonably assured.”

Notes to consolidated financial statements

Excerpt from Note 2. Summary of Significant Accounting Policies

“The Company also generates revenue from order referral fees received from merchants for customer click-throughs and orders that are placed on the merchants’ websites. Revenue generated from order referrals is recognized in the period that the click-through impression is delivered, provided that there is persuasive evidence of an arrangement, the fee is fixed or determinable, no significant obligations remain and collection is reasonably assured.”

MD&A, page 41

2.	You classify third party payment processor and credit card fees as marketing and selling expense. As these fees are directly related to the sale of your products, please tell us your basis for classifying these expenses in marketing and selling rather than in cost of revenue.

Response:

The Company believes that its third party payment processor and credit card fees are more appropriately classified as marketing and selling expense because these fees are related to the cash collection process for completing customer orders.

February 26, 2007

In contrast, only items related to the direct cost of production and delivery of customer orders are considered to be a component of cost of revenue, such as materials used to generate its printed products, payroll expenses of manufacturing personnel, depreciation of production equipment and shipping charges. Unlike these production and delivery related costs, the Company views third party payment processor and credit card fees costs as being more closely related to expenses incurred by the Company in marketing and selling to its customers and completing the customer order process.

The Company also considered the guidance in Emerging Issues Task Force (“EITF”) EITF 00-10 Accounting for Shipping and Handling Fees and Costs. Although EITF 00-10 did not specifically address third party payment process or credit card fees, the Company believes that paragraph 6 of EITF 00-10 provides guidance regarding appropriate income statement classification of costs in cases where there is no clear guidance and diversity of practice exists: “the task force reached a consensus that the classification of shipping and handling costs is an accounting policy decision that should be disclosed.” Consistent with EITF 00-10, the Company established and consistently applied its policy on the classification of the costs related to third party payment processor and credit card fees since inception. Moreover, the Company has disclosed this policy in its Annual Report on Form 10-K in the both the Management’s Discussion and Analysis of Financial Condition and Results of Operations and in the notes to consolidated financial statements.

As part of its analysis, the Company reviewed FASB and SEC guidance related to third party payment processor fees classification and concluded that there was no clear guidance on this topic. In addition, the Company conducted research of the classification of these types of costs, including the review of other public company disclosures and a retail survey of accounting practices. Based on this research, the Company noted that the majority of these companies include such costs in selling, general and administrative expenses, not cost of revenue.

Form 8-K furnished October 23, 2006

3.	We note your use of the non-GAAP performance measure adjusted earnings per diluted share which excludes stock compensation expense. As outlined in ASR 142, per share data other than that related to net income, net assets and dividends should be avoided in reporting financial results. Furthermore, as outlined in footnote 11 of FR-65, per share measures that are prohibited specifically under GAAP or Commission rules continue to be prohibited in materials filed with or furnished to the Commission. For example, see paragraph 33 of SFAS No. 95 which prohibits the disclosure of cash flow per share.

February 26, 2007

Please confirm that you will eliminate disclosure of these non-GAAP earnings per share measures in future filings.

Response:

The Company’s press release announcing its financial results for the period ended September 30, 2006 was furnished on the Company’s Form 8-K filed on October 23, 2006. In this press release, the Company supplemented the information derived from consolidated financial statements presented in accordance with U.S. GAAP with the following measures which are non-GAAP financial measures: non-GAAP adjusted net income excluding share-based compensation and non-GAAP adjusted net income per diluted share excluding share-based compensation. In evaluating the appropriateness of such disclosure, the Company referenced and relied upon the guidance provided within Regulation G (“Conditions for Use of Non-GAAP Financial Measures”) as well as Staff Accounting Bulletin 107 question #2, which stated: “the staff believes that a measurement that excludes share-based payments internally to evaluate performance may be relevant disclosure for investors.” In addition, the Company utilizes the non-GAAP financial measures to internally evaluate performance. The Company’s management also conducts its financial planning and computes its management compensation bonuses using the same non-GAAP measures discussed above.

In addition, the Company stated it reasons for including this non-GAAP supplementary information in the press release and provided a detailed reconciliation to the most directly comparable financial measures calculated in accordance with GAAP (excerpts of which are attached as Exhibit A). In particular, the Company believes that these non-GAAP financial measures provide meaningful supplemental information to investors regarding the Company’s performance by excluding certain expenses that may not be indicative of core business operating trends.

The Company also reviewed the rules set forth under Final Rule-65 footnote 11 which describes per share measures that are specifically prohibited under Commission rules (Accounting Series Release 142 (“ARS 142”)) or GAAP (paragraph 33 of Statement of Financial Accounting Standards 95 (“SFAS 95”), Statement of Cash Flows). ASR 142 states that per share data other than that related to net income, net assets and dividends should be avoided in reporting financial results. The Company’s non-GAAP per share measurement is related to net income and is calculated as diluted earnings per share excluding share-based compensation and therefore, in management’s opinion, within the allowed disclosures of ASR 142. In addition, this non-GAAP measurement is not related to cash flow per share measurement as prohibited by SFAS 95. The non-GAAP disclosure is provided to evaluate the Company’s earnings and not its liquidity or any other measure. For the foregoing reasons, management concluded that this non-GAAP disclosure was appropriate and consistent with Regulation G.

February 26, 2007

As requested in the Letter, the Company acknowledges the following:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the Form 10-K;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Form 10-K; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you require additional information, please telephone the undersigned at 781-890-8434 or Thomas S. Ward of Wilmer Cutler Pickering Hale and Dorr LLP, counsel to the Company, at 617-526-6374.

Sincerely,

/s/ Harpreet Grewal

Enclosures

cc:	Office of Freedom of Information and Privacy Act Operations

Securities and Exchange Commission

100 F Street NE, Mail Stop 5100

Washington, DC 20549

Thomas S. Ward, Esq.

February 26, 2007

Exhibit A

Excerpt from Press Release:

“VistaPrint’s management believes that these non-GAAP financial measures provide meaningful supplemental information regarding our performance by excluding certain expenses that may not be indicative of our core business operating results. VistaPrint believes that both management and investors benefit from referring to these non-GAAP financial measures in assessing VistaPrint’s performance and when planning, forecasting and analyzing future periods. These non-GAAP financial measures also facilitate management’s internal comparisons to VistaPrint’s historical performance and our competitors’ operating results. VistaPrint believes these non-GAAP financial measures are useful to investors in allowing for greater transparency with respect to supplemental information used by management in its financial and operational decision making. Management uses these supplemental measures to evaluate performance period over period and to analyze the underlying trends in the Company’s business and to establish operational goals and forecasts that are used in allocating resources.

VistaPrint adopted SFAS 123(R), Share-Based Payments, on July 1, 2005 and began expensing the fair value of share option grants issued to employees and directors. Prior to that date, the Company had accounted for share option grants under the provisions of APB No. 25, Accounting for Stock Issued to Employees, and therefore had not recorded any compensation expense related to such grants. Management has excluded share-based compensation expense from the non-GAAP measurements for fiscal year 2006 and 2007 to facilitate comparison and analysis to historical performance and our competitors’ operating results.”